Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Audit Committee

Prologis 401(k) Savings Plan and Prologis, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-178955) of Prologis, Inc. of our report dated June 27, 2016, with respect to the statements of net assets available for benefits of the Prologis 401(k) Savings Plan as of December 31, 2015, the related statements of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015 Annual Report on Form 11-K of the Prologis 401(k) Savings Plan.

/s/ EKS&H LLLP

June 27, 2016

Denver, Colorado